Mail Stop 3628

June 9, 2009

Robert H. Lorsch
Chairman, President and CEO
MMR Information Systems, Inc.
468 North Camden Drive, 2d Floor
Beverly Hills, CA 90210

>   **Re: MMR Information Systems, Inc.**
>   **Preliminary Proxy Statement**
>   **Filed June 1, 2009**
>   **File No. 000-51134**

Dear Mr. Lorsch:

        We have reviewed the above-referenced filing and have the following comment. Where indicated, we think you should revise your document in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Background of the Proposed Amendment, page 4

1.   It appears from the disclosure in this section that you do not currently have sufficient shares of common stock authorized to meet your obligations to issue such stock if all of your outstanding options and warrants are exercised. Please revise your disclosure to furnish the information required by Item 202 of Regulation S-K regarding the terms of those outstanding options and warrants that are not currently exercisable because of the lack of sufficient authorized shares of common stock. See Item 11(b) of Schedule 14A and Note A to Schedule 14A. Also, please briefly describe the transactions in which such securities were issued pursuant to Item 11(c) of Schedule 14A, including identifying the recipients of such securities.

As appropriate, please amend your filing and respond to our comment within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comment on your filing.

You may contact Matthew Crispino at (202) 551-3456 if you have questions. If you require further assistance, please contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief